Filed Pursuant to Rule 425
Filing Person: Evergreen Resources, Inc. (001-13171)
Subject Company: Carbon Energy Corporation (1-15639)

Contact:	John B. Kelso, Director of Investor Relations (303) 298-8100

EVERGREEN RESOURCES TO ACQUIRE CARBON ENERGY

        Denver, Colorado, March 31, 2003…EVERGREEN RESOURCES, INC. (NYSE: "EVG") today announced that the company will acquire 100% of the outstanding common stock of Carbon Energy Corporation (Carbon), (AMEX: "CRB").

        Carbon is an independent oil and gas company engaged in the exploration, development and production of natural gas and crude oil in the United States and Canada. Carbon's areas of operations in the United States are the Piceance Basin in Colorado and the Uintah Basin in Utah. Carbon's areas of operations in Canada are central Alberta and southeast Saskatchewan.

        Under the terms of the merger agreement, Carbon's shareholders will receive 0.275 shares of Evergreen common stock for each common share of Carbon. The exchange ratio was based upon the relative values of the two securities. This will require Evergreen to issue 1.86 million new shares of Evergreen common stock to Carbon's shareholders. Based upon Evergreen's closing stock price of $45.40 per share on March 28, 2003, the total value of the stock to be issued is approximately $84.4 million. The aggregate value of the transaction, including the assumption of Carbon's debt, is approximately $90.8 million. The transaction is expected to be non-taxable to the shareholders of both companies.

        The transaction is subject to the approval of Carbon's shareholders, satisfactory completion of due diligence by Evergreen prior to April 30, 2003 and other customary conditions. The boards of directors of both companies have unanimously approved the merger. Completion of the transaction is expected in the second quarter of 2003.

        The acquired Carbon properties are estimated to contain at least 88 billion cubic feet equivalent (Bcfe) of proved reserves, substantially all of which are natural gas. Carbon operates substantially all of its properties in the United States and Canada. Net gas reserves in the United States and Canada are approximately 57 Bcf and 31 Bcf, respectively, of which 39% and 66% are classified as proved developed and the remaining amounts are classified as proved undeveloped. Independent petroleum engineering consultants Netherland Sewell & Associates, Inc. prepared the reserve estimates of Carbon. Current daily net gas production is 13 million cubic feet (MMcf). The gross acreage position is approximately 150,000 acres in the United States and 77,000 acres in Canada.

        Evergreen President and CEO Mark S. Sexton commented, "The acquisition of Carbon is a perfect fit with our business strategy of acquiring and developing unconventional natural gas properties in North America. We believe that substantial upside exists in Carbon's properties in both the Rocky Mountains and Canada. We plan to start drilling aggressively in these areas in 2003. The properties in Colorado and Utah provide Evergreen with access to another large acreage position in close proximity to our Denver headquarters. Utilizing our combined technical expertise in unconventional gas plays, we believe large exploratory reserve potential exists in multiple formations that have not been completely tested."

        Mr. Sexton added, "For some time, we have been looking to acquire a Canadian company with a management and technical team that has a demonstrated ability to create reserve value in Canada. Carbon's Canadian team provides just that opportunity. We plan to expand Carbon's reserve base aggressively as their Canadian acreage position contains substantial unexploited potential in a number of formations, including coal seams, tight sands, shales and conventional gas."

        Evergreen Resources is an independent energy company engaged in the exploration, development, production, operation and acquisition of unconventional natural gas properties. Evergreen is one of the leading developers of coal bed methane reserves in the United States. Evergreen's current operations are principally focused on developing and expanding its coal bed methane project located in the Raton Basin in southern Colorado. The company has also begun a coal bed methane project in Alaska.

        The foregoing may be deemed to be offering materials of Evergreen Resources, Inc. in connection with Evergreen's proposed acquisition of Carbon Energy Corporation on the terms and subject to the conditions in the Agreement and Plan of Reorganization, dated as of March 31, 2003, between Evergreen and Carbon. Shareholders of Carbon and other investors are urged to read the proxy statement/prospectus that will be included in the registration statement on Form S-4 that Evergreen will file with the Securities and Exchange Commission in connection with the proposed merger because it will contain important information about Evergreen, Carbon, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. After it is filed with the Commission, the proxy statement/prospectus will be available for free, both on the SEC web site (http://www.sec.gov) and from Evergreen and Carbon as follows:

        John B. Kelso, Director of Investor Relations, Evergreen Resources, Inc., 1401 17th St., Suite 1200, Denver, Colorado 80202 (Telephone: 303-298-8100).

        Patrick R. McDonald, President and CEO, Carbon Energy Corporation, 1700 Broadway, Suite 1150 Denver, Colorado 80290 (Telephone: 303-785-2603).

        In addition to the proposed registration statement and proxy statement/prospectus, Evergreen and Carbon file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any reports, statements or other information filed by either company at the Commission's public reference rooms at 450 Fifth Street, N.W., Washington, D.C., 20549 or at the Commission's other public reference rooms in New York and Chicago.

        Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Evergreen's and Carbon's filings with the Commission are also available to the public from commercial document-retrieval services and on the Commission's web site at http://www.sec.gov.

This press release contains forward-looking statements within the meaning of federal securities laws, including statements regarding, among other things, the company's growth strategies; anticipated trends in the company's business and its future results of operations; market conditions in the oil and gas industry; the ability of the company to make and integrate acquisitions; and the impact of government regulations. These forward-looking statements are based largely on the company's expectations and are subject to a number of risks and uncertainties, many of which are beyond the company's control. Actual results could differ materially from those implied by these forward-looking statements as a result of, among other things, a decline in natural gas production, a decline in natural gas prices, incorrect estimations of required capital expenditures, increases in the cost of drilling, completion and gas collection, an increase in the cost of production and operations, an inability to meet projections, and/or changes in general economic conditions. In light of these and other risks and uncertainties of which the company may be unaware or which the company currently deems immaterial, there can be no assurance that actual results will be as projected in the forward-looking statements. These and other risks and uncertainties are described in more detail in the company's most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission.